Exhibit 4.5

Finite Automata, Inc.

2019 stock INCENTIVE PLAN

NOTICE OF GLOBAL RESTRICTED STOCK UNIT AWARD

Unless otherwise defined herein, the terms defined in the Finite Automata, Inc. (now known as Era Software, Inc., the “Company”) 2019 Stock Incentive Plan, as amended and restated (the “Plan”) shall have the same meanings in this Notice of Global Restricted Stock Unit Award and the electronic representation of this Notice of Global Restricted Stock Unit Award established and maintained by the Company or a third party designated by the Company (the “Notice”).

Name:	As set forth in the electronic representation of this Notice of Global Restricted Stock Unit Award.

You (“Grantee”) have been granted an award of Restricted Stock Units (“RSUs”) under the Plan subject to the terms and conditions of the Plan, this Notice and the Global Restricted Stock Unit Award Agreement, including any appendix to the Global Restricted Stock Unit Award Agreement for Grantee’s country (the “Appendix”) (the Restricted Stock Unit Award Agreement and the Appendix are collectively referred to as the “Agreement”).

Grant ID Number:

RSU Grant Value

Number of RSUs:	The “Number of RSUs” is equal to the RSU Grant Value divided by the Fair Market Value on the Date of Grant, rounded to the nearest whole Share.

Date of Grant:	*

Expiration Date:

Vesting Schedule:	Subject to the limitations set forth in this Notice, the Plan and the Agreement, the RSUs will vest in accordance with the following schedule (the “Vesting Schedule”): Twenty-Five percent (25%) of the RSUs shall vest on [•] and an additional one sixteenth (1/16th) of the RSUs shall vest on the corresponding day of each quarter thereafter over the next three (3) year period, or to the extent such a quarter does not have a corresponding day, on the last day of any such quarter, so that the RSUs shall be fully vested on [•], 2026, subject to Grantee’s Continuous Service on each applicable vesting date, and further subject to any adjustments to the Vesting Schedule to align with the quarterly vesting dates and trading windows applicable under the equity plan and policies of ServiceNow, Inc.

By accepting (whether in writing, electronically or otherwise) the RSUs, Grantee acknowledges and agrees to the following:

*Grantee understands that this award of RSUs is contingent upon the occurrence of the Transaction Closing and the Grantee remaining in Continuous Service through such time. If the Transaction Closing does not occur or Grantee’s Continuous Service terminates before the Transaction Closing, in either case, this award of RSUs immediately will be forfeited without consideration to the Grantee.

Grantee understands that Grantee’s employment or consulting relationship or service with the Company or a Parent, or Subsidiary is for an unspecified duration and that nothing in this Notice, the Agreement or the Plan changes the nature of that relationship. Grantee acknowledges that the vesting of the RSUs pursuant to this Notice is earned only by Grantee’s Continuous Service. To the extent permitted by applicable law, Grantee agrees and acknowledges that the Vesting Schedule may change prospectively in the event that Grantee’s Continuous Service status changes and/or in the event Grantee is on a leave of absence, in accordance with Company policies relating to work schedules and vesting of Awards or as determined by the Administrator to the extent permitted by applicable law. Grantee also understands that this Notice is subject to the terms and conditions of both the Agreement and the Plan, both of which are incorporated herein by reference. Grantee has read both the Agreement and the Plan. Grantee agrees that during the life of this award of RSUs, Grantee will comply with any of the Company’s Insider Trading Policy and 10b5-1 Plan Guidelines, as they may be amended from time to time, whenever Grantee acquires or disposes of the Company’s securities. By accepting this RSU award, Grantee consents to the electronic delivery as set forth in the Agreement.

Finite Automata, Inc.

2019 Stock INCENTIVE PLAN

GLOBAL RESTRICTED STOCK UNIT AWARD AGREEMENT

Unless otherwise defined herein, the terms defined in the Finite Automata, Inc. (now known as Era Software, Inc., the “Company”) 2019 Stock Incentive Plan, as amended and restated (the “Plan”), shall have the same defined meanings in this Global Restricted Stock Unit Award Agreement (the “Agreement”).

Grantee has been granted Restricted Stock Units (“RSUs”) subject to the terms, restrictions and conditions of the Plan, the Notice of Global Restricted Stock Unit Award (the “Notice”) and this Agreement, including any appendix to this Agreement for Grantee’s country (the “Appendix”).

1.               Settlement. The RSUs shall be settled on or as soon as administratively practicable following each vest date under the vesting schedule set forth in the Notice (and in no event later than 2 1/2 months following the end of the year in which such vest date occurs), provided that Grantee continues to provide services to the Company, a Parent, or any Subsidiary through such vest date. Settlement of RSUs shall be in Shares.

2.               No Stockholder Rights. Unless and until such time as Shares are issued in settlement of vested RSUs, Grantee shall have no ownership of the Shares allocated to the RSUs and shall have no right dividends or to vote such Shares.

3.               Dividend Equivalents. Dividends, if any (whether in cash or Shares), shall not be credited to Grantee.

4.               Non-Transferability of RSUs. RSUs may not be transferred in any manner other than by will or by the laws of descent or distribution or court order or unless otherwise permitted by the Administrator on a case-by-case basis.

5.               Termination. If Grantee’s Continuous Service terminates for any reason, all unvested RSUs shall be forfeited to the Company forthwith, and all rights of Grantee to such RSUs shall immediately terminate without payment of any consideration to Grantee. In case of any dispute as to whether Termination has occurred, the Administrator shall have sole discretion to determine whether such Termination has occurred and the effective date of such Termination.

6.               Withholding Taxes. Grantee acknowledges that, regardless of any action taken by the Company or, if different, Grantee’s employer (the “Employer”) the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to Grantee’s participation in the Plan and legally applicable to Grantee (“Tax-Related Items”), is and remains Grantee’s responsibility and may exceed the amount actually withheld by the Company or the Employer, if any. Grantee further acknowledges that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSU award, including, but not limited to, the grant, vesting or settlement of the RSU and the subsequent sale of Shares acquired pursuant to such settlement; and (2) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the RSU award to reduce or eliminate Grantee’s liability for Tax-Related Items or achieve any particular tax result. Further, if Grantee is subject to Tax-Related Items in more than one jurisdiction, Grantee acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to any relevant taxable or tax withholding event, as applicable, Grantee agrees to make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, Grantee authorizes the Company and/or the Employer, or their respective agents, at their discretion, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following:

(i)	withholding from Grantee’s wages or other cash compensation paid to Grantee by the Company and/or the Employer;

(ii)	withholding from proceeds of the sale of Shares acquired upon settlement of the RSU either through a voluntary sale or through a mandatory sale arranged by the Company (on Grantee’s behalf pursuant to this authorization);

(iii)	withholding in Shares to be issued upon settlement of the RSU, provided the Company only withholds the amount of Shares necessary to satisfy the minimum statutory withholding amounts;

(iv)	Grantee’s payment of a cash amount (including by check representing readily available funds or a wire transfer); or

(v)	any other arrangement approved by the Administrator and permitted under applicable law;

all under such rules as may be established by the Administrator and in compliance with the Company’s Insider Trading Policy and 10b5-1 Plan Guidelines, if applicable; provided however, that if Grantee is a Section 16 officer of the Company under the Exchange Act, then the Administrator (as constituted in accordance with Rule 16b-3 under the Exchange Act) shall establish the method of withholding from alternatives (i) – (v) above, and the Administrator shall establish such method prior to the Tax-Related Items withholding event, and unless determined otherwise by the Administrator in advance of a Tax-Related Items withholding event, the method of withholding for this RSU will be (ii) above, if such Grantee is located outside of the United States or (iii) above, if such Grantee is located within the United States.

The Company may withhold or account for Tax-Related Items by considering statutory or other withholding rates, including minimum or maximum rates applicable in Grantee’s jurisdiction(s). In the event of over-withholding, Grantee may receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent in Shares), or if not refunded, Grantee may seek a refund from the local tax authorities. In the event of under-withholding, Grantee may be required to pay any additional Tax-Related Items directly to the applicable tax authority or to the Company and/or Employer. If the obligation for Tax-Related Items is satisfied by withholding in Shares, for tax purposes, Grantee is deemed to have been issued the full number of Shares subject to the vested RSU, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items. The Fair Market Value of these Shares, determined as of the effective date when taxes otherwise would have been withheld in cash, will be applied as a credit against the Tax-Related Items withholding.

Finally, Grantee agrees to pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of Grantee’s participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to issue or deliver the Shares or the proceeds of the sale of Shares, if Grantee fails to comply with Grantee’s obligations in connection with the Tax-Related Items.

7.               No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding Grantee’s participation in the Plan, or Grantee’s acquisition or sale of the underlying Shares. Grantee should consult with his or her own personal tax, legal and financial advisors regarding his or her participation in the Plan before taking any action related to the Plan.

8.               Appendix. Notwithstanding any provisions in this Agreement, the RSUs grant shall be subject to any additional terms and conditions set forth in any appendix to this Agreement for Grantee’s country. Moreover, if Grantee relocates to another country, the additional terms and conditions for such country will apply to Grantee, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Appendix constitutes part of this Agreement.

9.               Imposition of Other Requirements. The Company reserves the right to impose other requirements on Grantee’s participation in the Plan, on the RSU and on any Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require Grantee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

10.            Acknowledgement. The Company and Grantee agree that the RSUs are granted under and governed by the Notice, this Agreement (including the Appendix) and the provisions of the Plan. Grantee: (i) acknowledges receipt of a copy of the Plan, (ii) represents that Grantee has carefully read and is familiar with their provisions, and (iii) hereby accepts the RSUs subject to all of the terms and conditions set forth herein and those set forth in the Plan and the Notice.

11.            Entire Agreement; Enforcement of Rights. This Agreement (including the Appendix), the Plan and the Notice constitute the entire agreement and understanding of the parties relating to the subject matter herein and supersede all prior discussions between them. Any prior agreements, commitments or negotiations concerning the purchase of the Shares hereunder are superseded. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

12.            Conditions to Issuance; Compliance with Laws and Regulations. The issuance of Shares and any restriction on the sale of Shares will be subject to and conditioned upon compliance by the Company and Grantee with all applicable state, federal and foreign laws and regulations, with all applicable requirements of any stock exchange or automated quotation system on which the Company’s Shares may be listed or quoted at the time of such issuance or transfer and with any exchange control restrictions. Grantee understands that the Company is under no obligation to register or qualify the Shares with any state, federal or foreign securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of the Shares. Further, Grantee agrees that the Company shall have unilateral authority to amend the Plan and this Agreement without Grantee’s consent to the extent necessary to comply with securities or other laws applicable to issuance of Shares. Finally, the Shares issued pursuant to this Agreement shall be endorsed with appropriate legends, if any, determined by the Company. Further, notwithstanding any other provision of this Agreement, the Company shall not be required to issue Shares following the lapse of any such reasonable period of time following the vest date as the Company may from time to time establish for reasons of administrative convenience in accordance with Section 409A of the Code.

13.            Governing Law; Severability. If one or more provisions of this Agreement are held to be unenforceable, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of this Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of this Agreement shall be enforceable in accordance with its terms. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this grant, the parties hereby submit to and consent to the exclusive jurisdiction of the State of California and agree that such litigation shall be conducted only in the courts of San Jose, California, or the federal courts for the United States for the Northern District of California, and no other courts, where this grant is made and/or to be performed.

14.            Insider Trading Restrictions/Market Abuse Laws. Grantee may be subject to insider trading restrictions and/or market abuse laws based on the exchange on which the Shares are listed and in applicable jurisdictions, including Grantee’s country and the designated broker’s country, which may affect Grantee’s ability to accept, acquire, sell or otherwise dispose of the Shares, rights to the Shares (i.e., RSUs) or rights linked to the value of the Shares under the Plan during such times as Grantee is considered to have “inside information” regarding the Company (as defined by the laws in the applicable jurisdictions). Local insider trading laws and regulations may prohibit the cancellation or amendment of orders Grantee placed before he or she possessed inside information. Furthermore, Grantee could be prohibited from (i) disclosing the inside information to any third party, which may include fellow employees and (ii) “tipping” third parties or causing them otherwise to buy or sell securities. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy. Grantee acknowledges that it is Grantee's responsibility to comply with any applicable restrictions and is encouraged to speak to his or her personal legal advisor for further details regarding any applicable insider-trading and/or market-abuse laws in his or her country.

15.            No Rights as Employee, Director or Consultant. Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a Parent, Subsidiary or Affiliate, to terminate Grantee’s Service, for any reason, with or without Cause.

16.            Consent to Electronic Delivery of All Plan Documents and Disclosures. By Grantee’s acceptance (whether in writing, electronically or otherwise) of the Notice, Grantee and the Company agree that this RSU is granted under and governed by the terms and conditions of the Plan, the Notice and this Agreement (including the Appendix). Grantee has reviewed the Plan, the Notice and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement, and fully understands all provisions of the Plan, the Notice and this Agreement. Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions relating to the Plan, the Notice and this Agreement. Grantee further agrees to notify the Company upon any change in Grantee’s residence address. By acceptance of this RSU, Grantee agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company and consents to the electronic delivery of the Notice, the Appendix, this Agreement, the Plan, account statements, Plan prospectuses required by the U.S. Securities and Exchange Commission, U.S. financial reports of the Company, and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements) or other communications or information related to the RSU. Electronic delivery may include the delivery of a link to a Company intranet or the internet site of a third party involved in administering the Plan, the delivery of the document via e-mail or such other delivery determined at the Company’s discretion.

17.            Code Section 409A. For purposes of this Agreement, a termination of employment will be determined consistent with the rules relating to a “separation from service” as defined in Section 409A of the Internal Revenue Code and the regulations thereunder (“Section 409A”). Notwithstanding anything else provided herein, to the extent any payments provided under this Agreement in connection with Grantee’s termination of employment constitute deferred compensation subject to Section 409A, and Grantee is deemed at the time of such termination of employment to be a “specified employee” under Section 409A, then such payment shall not be made or commence until the earlier of (i) the expiration of the six-month period measured from Grantee’s separation from service from the Company or (ii) the date of Grantee’s death following such a separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to Grantee including, without limitation, the additional tax for which Grantee would otherwise be liable under Section 409A(a)(1)(B) in the absence of such a deferral. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this section are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

18.            Award Subject to Company Clawback or Recoupment. The RSUs shall be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of Grantee’s employment or other Continuous Service that is applicable to Grantee. In addition to any other remedies available under such policy, applicable law may require the cancellation of Grantee’s RSUs (whether vested or unvested) and the recoupment of any gains realized with respect to Grantee’s RSUs.

BY ACCEPTING THIS AWARD OF RSUs, GRANTEE AGREES TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.

APPENDIX

FINITE AUTOMATA, INC.

2019 Stock INCENTIVE PLAN

GLOBAL RESTRICTED STOCK UNIT AWARD AGREEMENT

Terms and Conditions

This Appendix includes additional terms and conditions that govern the Restricted Stock Units granted to a Grantee who resides outside the United States or who is otherwise subject to the laws of a country other than the United States. In general, the terms and conditions in this Appendix supplement the provisions of the Agreement, unless otherwise indicated herein. Certain capitalized terms used but not defined in this Appendix have the meanings set forth in the Plan and/or the Agreement.

Notifications

This Appendix also includes information regarding exchange controls and certain other issues of which Grantee should be aware with respect to Grantee’s participation in the Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of April 2022. Such laws are often complex and change frequently. As a result, the Company strongly recommends that Grantee not rely on the information in this Appendix as the only source of information relating to the consequences of Grantee’s participation in the Plan because the information may be out of date at the time that Grantee receives Shares or sells Shares acquired under the Plan.

In addition, the information contained herein is general in nature and may not apply to Grantee’s particular situation and the Company is not in a position to assure Grantee of any particular result. Accordingly, Grantee should seek appropriate professional advice as to how the relevant laws in Grantee’s country may apply to Grantee’s situation.

Finally, if Grantee is a citizen or resident of a country other than the one in which Grantee is currently working, is considered a resident of another country for local law purposes or transfers employment and/or residency between countries after the Date of Grant, the information contained herein may not be applicable in the same manner to Grantee. In addition, the Company shall, in its sole discretion, determine to what extent the additional terms and conditions included herein will apply to Grantee under these circumstances.

ALL GRANTEES OUTSIDE THE U.S.

Terms and Conditions

1.               Nature of Grant. By accepting the grant, Grantee acknowledges, understands and agrees that:

(a)             the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan;

(b)             the grant of the RSUs is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of RSUs, or benefits in lieu of RSUs, even if RSUs have been granted in the past;

(c)             all decisions with respect to future RSUs or other grants, if any, will be at the sole discretion of the Company;

(d)             the RSUs grant and Grantee’s participation in the Plan shall not create a right to employment or be interpreted as forming or amending an employment or service contract with the Company, the Employer or any Parent, or Subsidiary;

(e)             Grantee is voluntarily participating in the Plan;

(f)              the RSUs and the Shares subject to the RSUs, and the income and value of same, are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which is outside the scope of Grantee’s employment or service contract, if any;

(g)             the RSU and the Shares subject to the RSUs, and the income and value of same, are not intended to replace any pension rights or compensation;

(h)             the RSU and the Shares subject to the RSUs, and the income and value of same, are not part of normal or expected compensation for any purpose, including of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, leave-related payments, pension, retirement or welfare benefits or similar mandatory payments;

(i)              the future value of the underlying Shares is unknown, indeterminable and cannot be predicted with certainty;

(j)              unless otherwise provided in the Plan or by the Company in its discretion, the RSUs and the benefits evidenced by this Agreement do not create any entitlement to have the RSUs or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any Corporate Transaction affecting the shares of the Company;

(k)             unless otherwise agreed with the Company, the RSUs and any Shares acquired thereunder, and the income and value of same, are not granted as consideration for, or in connection with, the service Grantee may provide as a director of a Subsidiary;

(l)              Grantee acknowledges and agrees that neither the Company, the Employer nor any Parent, or Subsidiary shall be liable for any foreign exchange rate fluctuation between Grantee’s local currency and the United States Dollar that may affect the value of the RSUs or of any amounts due to Grantee pursuant to the settlement of the RSUs or the subsequent sale of any Shares acquired upon settlement; and

(m)           no claim or entitlement to compensation or damages shall arise from forfeiture of the RSUs resulting from Grantee’s Termination (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where Grantee is employed or the terms of my employment agreement, if any) and in consideration of the grant of the RSUs to which the Grantee is otherwise not entitled, the Grantee irrevocably agrees not to institute any claim against the Company, any of its Subsidiaries or the Employer, waives his or her ability, if any, to bring any such claim, and releases the Company, its Subsidiaries and the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, the Grantee shall be deemed irrevocably to have agreed not to pursue such claim and agrees to execute any and all documents necessary to request dismissal or withdrawal of such claim;.

2.               Data Privacy Information and Consent.

The Company is located at 9780 Mandus Olson RD NE, Bainbridge Island, WA, 98110 U.S.A. and grants RSUs to Employees of the Company and its Subsidiaries and Affiliates, at its sole discretion. If Grantee would like to participate in the Plan, he or she should review the following information about the Company’s data processing practices.

(a)             Data Collection and Usage. The Company (as well as Grantee’s Employer and the Company’s other Subsidiaries) collects, processes and uses personal data of Employees, including name, home address, email address and telephone number, date of birth, social insurance, passport or other identification number, salary, citizenship, job title, any Shares or directorships held in the Company, and details of all RSUs canceled, vested, or outstanding in Grantee’s favor, which the Company receives from Grantee or the Employer. If the Company offers Grantee a grant of RSUs under the Plan, then the Company will collect his or her personal data for purposes of allocating Shares and implementing, administering and managing the Plan. The Company relies upon Grantee’s consent for the processing of his or her personal data in this manner and as otherwise set out below.

(b)             Stock Plan Administration Service Providers. The Company transfers Employee data amongst its’ Subsidiaries and Affiliates and also to Fidelity Brokerage Services LLC or its affiliates (“Fidelity”) an independent service provider based in the United States which assists the Company with the implementation, administration and management of the Plan. In the future, the Company may select a different service provider and share Grantee’s data with another company that serves in a similar manner. By participating in the Plan, Grantee gives his or her consent to such transfer of data, or to such alternative third party service provider that the Company may select in the future. The Company’s service provider will open an account for Grantee to receive and trade Shares. Grantee will be asked to agree on separate terms and data processing practices with the service provider, which is a condition of Grantee’s ability to participate in the Plan.

(c)             International Data Transfers. The Company and its service providers are based in the United States. If Grantee is outside the United States, he or she should note that his or her country has enacted data privacy laws that are different from the United States. By participating in the Plan, Grantee gives his or her consent to the transfer of his or her data to the United States, or to such other jurisdiction as may be necessary for the delivery of the Plan and administration thereof.

(d)             Data Retention. The Company will use Grantee’s personal data only as long as is necessary to implement, administer and manage his or her participation in the Plan or as required to comply with, or satisfy, any legal or regulatory obligations, including under tax and security laws. This period may extend beyond Grantee’s period of Continuous Service. The Company may also keep data longer as part of Grantee’s normal employee file and record, based on such retention policy as may be notified from time to time.

(e)             Voluntariness and Consequences of Consent Denial or Withdrawal. Grantee’s participation in the Plan and his or her grant of consent is purely voluntary. Grantee may deny or withdraw his or her consent at any time. If Grantee does not consent, or if he or she withdraws his or her consent, he or she cannot participate in the Plan. This would not affect Grantee’s salary as an employee or his or her career; Grantee would merely forfeit the opportunities associated with the Plan.

(f)              Data Subject Rights. Grantee may have a number of rights under data privacy laws in his or her particular country. Depending on where Grantee is based, his or her rights may include the right to (a) request access or copies of personal data the Company’s processes, (b) rectification of incorrect data, (c) deletion of data, (d) restrictions on processing, (e) portability of data, (f) lodge complaints with competent authorities in his or her country, and/or (g) a list with the names and addresses of any potential recipients of his or her personal data. To receive clarification regarding Grantee’s rights or to exercise his or her rights please contact Stock Plan Administration.

If Grantee agrees with the data processing practices as described in this notice, he or she should declare his or her consent by accepting this Agreement on the Fidelity award acceptance page.

3.               Language. Grantee acknowledges that he or she is proficient in the English language, or has consulted with an advisor who is sufficiently proficient in English, so as to allow Grantee to understand the terms and conditions of this Agreement. If Grantee has received this Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

4.               Exchange Control, Foreign Asset/Account and/or Tax Reporting. Grantee’s country of residence may have certain foreign asset/account and/or tax reporting requirements which may affect his or her ability to acquire or hold RSUs under the Plan or cash received from participating in the Plan (including sales proceeds arising from the sale of Shares) in a brokerage or bank account outside Grantee’s country. Grantee may be required to report such amounts, assets or transactions to the tax or other authorities in his or her country. Grantee also may be required to repatriate sale proceeds or other funds received as a result of his or her participation in the Plan to his or her country through a designated bank or broker and/or within a certain time after receipt. In addition, Grantee may be subject to tax payment and/or reporting obligations in connection with any income realized under the Plan and/or from the sale of Shares. Grantee acknowledges that he or she is responsible for ensuring compliance with such regulations and should speak with her or her personal legal and tax advisors, as applicable, regarding this matter.

CANADA

Terms and Conditions

Exclusion from Termination Indemnities and Other Benefits. This provision supplements Section 1 of the Appendix:

In accepting the RSU, Grantee acknowledges that he or she understands and agrees that this grant relates to future services to be performed and is not a bonus or compensation for past services.

Vesting/Termination. This provision replaces Section 5 in the Agreement:

For purposes of the RSUs and except as expressly required by applicable legislation, Grantee’s right to vest in the RSUs shall terminate effective as of the earlier of (a) the date of termination of Continuous Service, (b) the date upon which Grantee receives a notice of termination of Continuous Service, regardless of any period during which notice, pay in lieu of notice or related payments or damages are provided or required to be provided, or (c) the last day on which Grantee provides active services to the Employer; regardless of the reason for such termination and whether or not later found to be invalid, unlawful or in breach of any applicable law, including Canadian provincial employment law (including, but not limited to, statute, contract, regulatory law and/or common or civil law) or the terms of Grantee’s employment or service agreement, if any. Grantee will not earn, or be entitled to earn, any pro-rated vesting for that portion of time before the date on which Grantee’s right to vest terminates, nor will Grantee be entitled to any compensation for lost vesting. Notwithstanding the foregoing, if applicable employment standards legislation explicitly requires continued entitlement to vesting during a statutory notice period, Grantee’s right to vest in the RSU under the Plan, if any, will terminate effective as of the last day of Grantee’s minimum statutory notice period, but Grantee will not earn or be entitled to pro-rated vesting if the vest date falls after the end of Grantee’s statutory notice period, nor will Grantee be entitled to any compensation for lost vesting. In the event that the date Grantee is no longer actively providing services cannot be reasonably determined under the terms of the Agreement and the Plan, the Administrator shall have sole discretion to determine whether such termination of Continuous Service has occurred and the effective date of such termination of Continuous Service (including whether Grantee may still be considered actively employed or actively providing services while on an approved leave of absence).

For clarity, except to the extent required by applicable employment or labour standards legislation: (i) the last day the Grantee is actively employed or actively providing services shall not be extended by any contractual, common law or civil law notice of termination period in respect of which the Grantee receives or may receive pay in lieu of notice of termination or damages in lieu of such notice of termination; and (ii) any entitlement arising from the grant of RSUs shall not be included in any entitlement that the Grantee may have to pay in lieu of notice of termination or damages in lieu of notice of termination.

The following terms and conditions will apply if Grantee is a resident of Quebec:

Language Consent. The parties acknowledge that it is their express wish that the Agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.

Les parties reconnaissent avoir exigé la rédaction en anglais du Contrat, ainsi que de tous documents exécutés, avis donnés et procédures judiciaires intentées en vertu du, ou liés directement ou indirectement au, présent Contrat.

Notifications

Securities Law Information. Grantee is permitted to sell Shares acquired through the Plan through the designated broker appointed under the Plan, if any, provided the resale of Shares acquired under the Plan takes place outside Canada through the facilities of a stock exchange on which the Shares are listed on the New York Stock Exchange.

Foreign Asset/Account Reporting Information. Grantee may be required to report any specified foreign property on form T1135 (Foreign Income Verification Statement) if the total cost of Grantee’s specified foreign property exceeds CAD 100,000 at any time in the year. Thus, Shares and RSUs must be reported - generally at nil cost - if the CAD 100,000 cost threshold is exceeded because of other specified foreign property held by Grantee. When the Shares are acquired, their cost is generally the adjusted cost base (“ACB”) of the Shares. The ACB ordinarily would equal the fair market value of the Shares at the time of acquisition but if Grantee owns Shares (e.g., acquired under other circumstances or at another time), this ACB may have to be averaged with the ACB of other Shares. The form T1135 generally must be filed by April 30 of the following year. Canadian residents should consult with a personal advisor to ensure compliance with the applicable reporting requirements.

FRANCE

Terms and Conditions

Consent to Receive Information in English. By accepting the RSUs, Grantee confirms having read and understood the documents relating to this grant (the Plan, the Agreement, the Notice and this Appendix) which were provided in English language. Grantee accepts the terms of those documents accordingly.

Consentement pour recevoir les informations en langue anglaise. En acceptant l’attribution, le Participant confirme avoir lu et compris les documents relatifs à cette attribution (le Plan, le Contrat, l’Avis et la présente Annexe) qui ont été communiqués en langue anglaise. Le Participant accepte les termes de ces documents en connaissance de cause.

Notifications

Exchange Control Information. Grantee must declare to the customs and excise authorities any cash or securities he or she imports or exports without the use of a financial institution when the value of the cash or securities is equal to or exceeds EUR 10,000. With respect to any foreign account balances exceeding EUR 1,000,000, Grantee must report any transactions carried out on those accounts to the Bank of France on a monthly basis.

Foreign Asset/Account Reporting Information. Grantee may hold Shares acquired under the Plan outside France provided he or she declares all foreign accounts, whether open, current, or closed during the tax year, to the French tax authorities, on an annual basis on a special Form N° 3916, together with Grantee’s income tax return. Failure to comply could trigger significant penalties.

Tax Information. The RSUs are not intended to qualify for specific tax and social insurance treatment in France under Sections L. 225-197-1 to L. 225-197-5 and Sections L. 22-10-59 and L. 22-10-60 of the French Commercial Code, as amended.

ITALY

Terms and Conditions

Plan Document Acknowledgement. Grantee acknowledges that by accepting the RSUs, Grantee has been given access to the Plan document, has reviewed the Plan and the Agreement in their entirety and fully understands and accepts all provisions of the Plan and the Agreement. Further, Grantee specifically and expressly approves the following clauses of the Agreement: (i) Section 1 – Settlement; (ii) Section 6 – Withholding Taxes; (iii) Section 11 – Entire Agreement; Enforcement of Rights; (iv) Section 13 – Governing Law; Severability; and (v) Section 1 of this Appendix – Nature of Grant and Section 2 of this Appendix - Data Privacy Information and Consent.

Notifications

Foreign Asset/Account Reporting Information. Italian residents who, during any fiscal year, hold investments or financial assets outside Italy (e.g., cash, Shares), are required to report them on the annual tax return (UNICO Form, RW Schedule), or on a special form if no tax return is due and pay the foreign financial assets tax. The tax is assessed at the end of the calendar year or on the last day the Shares are held (in such case, or when the Shares are acquired during the course of the year, the tax is levied in proportion to the number of days Shares are held over the calendar year). No tax payment duties arise if the amount of the foreign financial assets tax calculated on all financial assets held abroad does not exceed a certain threshold.

Tax on Foreign Financial Assets. The value of any Shares (and certain other foreign assets) Grantee holds outside Italy may be subject to a foreign financial assets tax. The taxable amount is equal to the fair market value of the Shares on December 31 or on the last day the Shares were held (in such case, or when the Shares are acquired during the course of the year, the tax is levied in proportion to the number of days the Shares were held over the calendar year). No foreign financial assets tax will arise if the value of the foreign assets held abroad does not exceed a certain threshold. If Grantee is subject to this foreign financial assets tax, Grantee is responsible for reporting the value of his or her foreign assets and paying the foreign financial assets tax. Grantee should contact Grantee’s personal tax advisor for additional information about the foreign financial assets tax.

UNITED KINGDOM

Terms and Conditions

The following terms and conditions apply only if Grantee is an Employee. No grants under this Agreement shall be made to Consultants or Directors resident in the United Kingdom.

Form of Settlement. Notwithstanding any discretion in Section 9 of the Plan or anything contrary in the Agreement, the Award does not provide any right for Grantee to receive a cash payment. The RSUs will be settled in Shares only.

Withholding Taxes. The following provisions supplement Section 6 of the Agreement:

Without limitation to Section 6 of the Agreement, Grantee agrees that Grantee is liable for all Tax-Related Items and hereby covenants to pay all such Tax-Related Items, as and when requested by the Company or, if different, the Employer or by HM Revenue & Customs (“HRMC”) (or any other tax authority or any other relevant authority). Grantee also agrees to indemnify and keep indemnified the Company and, if different, the Employer against any Tax-Related Items that they are required to pay or withhold or have paid or will pay to HMRC (or any other tax authority or any other relevant authority) on Grantee’s behalf. For the purposes of this Agreement, Tax-Related Items include (without limitation) employment income tax, employee National Insurance contributions and the employee portion of the Health and Social Care levy.

Notwithstanding the foregoing, if Grantee is a director or executive officer of the Company (within the meaning of Section 13(k) of the Exchange Act), Grantee understands that Grantee may not be able to indemnify the Company for the amount of any income tax not collected from or paid by Grantee within ninety (90) days of the end of the U.K. tax year in which the event giving rise to the Tax-Related Items occurs as it may be considered to be a loan and therefore, it may constitute a benefit to Grantee on which additional income tax and National Insurance contributions (“NICs”) may be payable. Grantee understands that Grantee will be responsible for reporting and paying any income tax due on this additional benefit directly to HMRC under the self-assessment regime and for paying to the Company and/or the Employer (as appropriate) the amount of any NICs (including Employer NICs, as defined below) due on this additional benefit, which may also be recovered from Grantee by any of the means referred to in Section 6 of the Agreement.

National Insurance Contributions Acknowledgment. As a condition of participation in the Plan and the vesting of the RSUs, Grantee agrees to accept any liability for secondary Class 1 NICs and, to the extent permissible, the employer portion of the Health and Social Care levy, which may be payable by the Company and/or the Employer in connection with the RSUs and any event giving rise to Tax-Related Items (the “Employer NICs”) and Grantee hereby irrevocably agrees to accept any such liability with respect to Employer NICs. Without limitation to the foregoing, agrees to execute a joint election with the Company, the form of such joint election being formally approved by HMRC (the “Joint Election”), attached hereto as Exhibit E, and any other required consent or election. Grantee further agrees to execute such other joint elections as may be required between Grantee and any successor to the Company and/or the Employer. Grantee further agrees that the Company and/or the Employer may collect the Employer NICs from Grantee by any of the means set forth in Section 6 of the Agreement.

If Grantee does not enter into a Joint Election prior to the vesting of the RSUs or if approval of the Joint Election has been withdrawn by HMRC, the RSUs shall become null and void without any liability to the Company and/or the Employer.

EXHIBIT E

FINITE AUTOMATA, INC.

2019 STOCK INCENTIVE PLAN

UNITED KINGDOM

Election To Transfer the Employer’s National Insurance Liability to the Employee

This Election is between:

A.	The individual who has obtained authorised access to this Election (the “Employee”), who is employed by one of the employing companies listed in the attached schedule (the “Employer”) and who is eligible to receive stock options and/or restricted stock units (the “Awards”) pursuant to the 2019 Stock Incentive Plan (the “Plan”), and

B.	Era Software, Inc. (formerly Finite Automata, Inc.), 9780 Mandus Olson RD NE, Bainbridge Island, WA, 98110, U.S.A. (the “Company”), which may grant Awards under the Plan and is entering into this Election on behalf of the Employer.

1.                Introduction

1.1	This Election relates to all Awards granted to the Employee under the Plan up to the termination date of the Plan.

1.2	In this Election the following words and phrases have the following meanings:

(a)	“Chargeable Event” means any event giving rise to Relevant Employment Income.

(b)	“ITEPA” means the Income Tax (Earnings and Pensions) Act 2003.

(c)	“Relevant Employment Income” from Awards on which Employer's National Insurance Contributions becomes due is defined as:

(i)	an amount that counts as employment income of the earner under section 426 ITEPA (restricted securities: charge on certain post-acquisition events);

(ii)	an amount that counts as employment income of the earner under section 438 of ITEPA (convertible securities: charge on certain post-acquisition events); or

(iii)	any gain that is treated as remuneration derived from the earner's employment by virtue of section 4(4)(a) SSCBA, including without limitation:

(A)	the acquisition of securities pursuant to the Awards (within the meaning of section 477(3)(a) of ITEPA);

(B)	the assignment (if applicable) or release of the Awards in return for consideration (within the meaning of section 477(3)(b) of ITEPA);

(C)	the receipt of a benefit in connection with the Awards, other than a benefit within (i) or (ii) above (within the meaning of section 477(3)(c) of ITEPA).

(D)	“SSCBA” means the Social Security Contributions and Benefits Act 1992.

1.3	This Election relates to the Employer’s secondary Class 1 National Insurance Contributions (the “Employer’s Liability”) which may arise in respect of Relevant Employment Income in respect of the Awards pursuant to section 4(4)(a) and/or paragraph 3B(1A) of Schedule 1 of the SSCBA.

1.4	This Election does not apply in relation to any liability, or any part of any liability, arising as a result of regulations being given retrospective effect by virtue of section 4B(2) of either the SSCBA, or the Social Security Contributions and Benefits (Northern Ireland) Act 1992.

1.5	This Election does not apply to the extent that it relates to relevant employment income which is employment income of the earner by virtue of Chapter 3A of Part VII of ITEPA (employment income: securities with artificially depressed market value).

1.	The Election

The Employee and the Company jointly elect that the entire liability of the Employer to pay the Employer’s Liability that arises on any Relevant Employment Income is hereby transferred to the Employee. The Employee understands that, by signing this Election (including by electronic signature process) or by accepting the Awards (including by electronic signature process if made available by the Company), as applicable, he or she will become personally liable for the Employer’s Liability covered by this Election. This Election is made in accordance with paragraph 3B(1) of Schedule 1 of the SSCBA.

2.	Payment of the Employer’s Liability

2.1	The Employee hereby authorises the Company and/or the Employer to collect the Employer’s Liability in respect of any Relevant Employment Income from the Employee at any time after the Chargeable Event:

(a)	by deduction from salary or any other payment payable to the Employee at any time on or after the date of the Chargeable Event; and/or

(b)	directly from the Employee by payment in cash or cleared funds; and/or

(c)	by arranging, on behalf of the Employee, for the sale of some of the securities which the Employee is entitled to receive in respect of the Awards, the proceeds from which must be delivered to the Employer in sufficient time for payment to be made to HM Revenue & Customs (“HMRC”) by the due date; and/or

(d)	where the proceeds of the gain are to be paid through a third party, the Employee will authorize that party to withhold an amount from the payment or to sell some of the securities which the Employee is entitled to receive in respect of the Awards, such amount to be paid in sufficient time to enable the Company and/or the Employer to make payment to HMRC by the due date; and/or

(e)	by any other means specified in the applicable award agreement entered into between the Employee and the Company.

2.2	The Company hereby reserves for itself and the Employer the right to withhold the transfer of any securities to the Employee in respect of the Awards until full payment of the Employer’s Liability is received.

2.3	The Company agrees to procure the remittance by the Employer of the Employer’s Liability to HMRC on behalf of the Employee within 14 days after the end of the UK tax month during which the Chargeable Event occurs (or within 17 days after the end of the UK tax month during which the Chargeable Event occurs if payments are made electronically).

3.	Duration of Election

4.1	The Employee and the Company agree to be bound by the terms of this Election regardless of whether the Employee is transferred abroad or is not employed by the Employer on the date on which the Employer’s Liability becomes due.

4.2	Any reference to the Company and/or the Employer shall include that entity’s successors in title and assigns as permitted in accordance with the terms of the Plan and relevant award agreement. This Election will continue in effect in respect of any awards which replace the Awards in circumstances where section 483 of ITEPA applies.

4.3	This Election will continue in effect until the earliest of the following:

(a)	the date on which the Employee and the Company agree in writing that it should cease to have effect;

(b)	the date on which the Company serves written notice on the Employee terminating its effect;

(c)	the date on which HMRC withdraws approval of this Election; or

(d)	the date on which, after due payment of the Employer’s Liability in respect of the entirety of the Awards to which this Election relates or could relate, the Election ceases to have effect in accordance with its own terms.

4.4	This Election will continue in force regardless of whether the Employee ceases to be an employee of the Employer.

Acceptance by the Employee

The Employee acknowledges that, by signing this Election (including by electronic signature process) or by accepting the Awards (including by electronic signature process if made available by the Company), the Employee agrees to be bound by the terms of this Election.

/ /
Signature (Employee)	Date

Acceptance by the Company

The Company acknowledges that, by signing this Election (including by electronic signature process) or arranging for the scanned signature of an authorised representative to appear on this Election, the Company agrees to be bound by the terms of this Election.

Signature for and on behalf of the Company

Name

Position

Date

SCHEDULE OF EMPLOYER COMPANIES

The following are employer companies to which this Election may apply:

Era Software, Limited (prior to Transaction Closing)

ServiceNow UK Limited (after Transaction Closing)

Registered Office:

Prior to Transaction Closing: Devonshire House, Devonshire Street, London England WIW 5DR

After the Transaction Closing: Strata Building, 1 Bridge Street, Ground Floor & 1st Floor, Staines TW18 4TP, United Kingdom

Company Registration Number:	[•]
Corporation Tax District:	[•]
Corporation Tax Reference:	[•]
PAYE Reference:	[•]